From: **Olia Olive Leaf Tea** [redacted]
Subject: Reinventing Iced Tea - In a Healthy Way
Date: November 24, 2025 at 10:22 AM
To: [redacted]

Olia
OLIVE LEAF TEA



Olia™
OLIVE LEAF TEA
ANCIENT ROOTS, MODERN WELLNESS
Olia OLIVE LEAF TEA BLUEBERRY HIBISCUS
Olia OLIVE LEAF TEA CITRUS HONEY JASMINE
Olia OLIVE LEAF TEA RASPBERRY LEMON
Olia OLIVE LEAF TEA TANGERINE GINGER
CAFFEINE FREE

Back the Antioxidant Powerhouse Redefining Ready-to-Drink Tea

Olia-olive leaf tea, the first significant innovation in the ready-to-drink iced tea category in decades, is officially open for investment with our Wefunder campaign.

Powered by the clinically documented health benefits of olive leaf extract, and one of the highest antioxidant levels in the beverage aisle, Olia is redefining what functional refreshment can be.

Join our Wefunder campaign, learn more, share it enthusiastically, and be part of our journey with this breakthrough category creation.

Explore Olia